                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                      (Amendment No.   5  )*


                       Westwood Corporation
-----------------------------------------------------------------
                         (Name of Issuer)


             Common Stock, $0.003 par value per share
-----------------------------------------------------------------
                  (Title of Class of Securities)


                            961748209
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                          (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) Has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed not amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961748209         SCHEDULE 13G        Page 2 of 5 Pages

1    NAME OF REPORTING PERSON

        Robert E. Lorton

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [  ]
                                                       (b)  [  ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen

  NUMBER OF         5    SOLE VOTING POWER

   SHARES                     348,491

BENEFICIALLY        6    SHARED VOTING POWER

  OWNED BY                    0

    EACH            7    SOLE DISPOSITIVE POWER

  REPORTING                   348,491

   PERSON
                    8    SHARED DISPOSITIVE POWER
    WITH
                              0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          348,491

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                    [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.05% (based on 6,891,647 shares issued and outstanding)

12   TYPE OF REPORTING PERSON  (See Instructions)

          IN

CUSIP No. 961748209         SCHEDULE 13G        Page 3 of 5 Pages

Item 1(a).     Name of Issuer.

                    Westwood Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices.

                    5314 South Yale Avenue, Suite 1100,
                    Tulsa, Oklahoma 74135

Item 2(a).     Name of Person Filing.

                    Robert E. Lorton

Item 2(b).     Residence Address.

                    1440 South Owasso Ave., Tulsa, Oklahoma 74136

Item 2(c).     Citizenship.

                    United States of America

Item 2(d).     Title of Class of Securities.

                    Common Stock, par value $0.003 per share.

Item 2(e).     CUSIP Number.

                    961748209

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act

          (b)  [  ] Bank as defined in Section 3(a)(6) of the Act

          (c)  [  ] Insurance Company as defined in
                    Section 3(a)(19) of the Act

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

          (e)  [  ] Investment Advisor registered under
                    Section 203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
                    Retirement Income Security Act of 1974 or
                    Endowment Fund; see
                    Sec. 240.13d-1(b)(1)(ii)(F)

CUSIP No. 961748209         SCHEDULE 13G        Page 4 of 5 Pages

          (g)  [  ] Parent Holding Company, in accordance with
                    Rule 13d-1(b)(ii)(G) (Note:  see Item 7)

          (h)  [  ] Group, in accordance with
                    Sec. 240.1(b)(ii)(H)

Item 4.   Ownership.

          (a)  Amount Beneficially Owned:              348,491*

          (b)  Percent of Class:                          5.05%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or direct the vote:

                              348,491

               (ii)  shared power to vote or to direct the vote:

                              0

               (iii) sole power to dispose or to direct the
                     disposition of:

                              348,491

               (iv) shared power to dispose or to direct the disposition of:

                              0

Item 5.   Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

               Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company

               Not applicable.

CUSIP No. 961748209         SCHEDULE 13G        Page 5 of 5 Pages

Item 8.   Identification and Classification of Members of the
          Group.

               Not applicable.

Item 9.   Notice of Dissolution of Group.

               Not applicable.

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     Date: February 3, 1998



                                     /s/  Robert E. Lorton
                                   ------------------------------
                                   Robert E. Lorton